Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MAY 11, 2004

LJ INTERNATIONAL SIGNS MARKETING DEAL
WITH LEADING CHINESE RETAILER

Jewelry Firm to Run Online Sales Kiosks at Outlets of “Friendship Shop” Conglomerate

HONG KONG and LOS ANGELES, May 11, 2004 — LJ International, Inc. (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced that it has signed a memorandum of understanding to market and sell its jewelry through a joint venture with China Commerce Group (“CCG”), a leading China-based operator of several retail outlets including the upscale “China Friendship Shops”, Hualian Department Stores and Juntai Department stores, etc.

“This agreement with one of China’s largest, best-known and highest-quality retailers is a major step forward for our strategy of moving aggressively into the Chinese consumer market,” said Yu Chuan Yih, Chairman and CEO of LJ International. “The eMotion Gallery business model has already been proved successful in the U.S. Now, with the marketing power of China Commerce Group in our corner, we expect the new galleries in China to add significantly to our sales going forward and greatly raise consumer awareness of our product in China’s huge and fast-growing market.”

China Commerce Group, a government owned conglomerate, owns over 2,000 department stores, supermarkets and other retail outlets. It owns and operates China Friendship Shops, which started in the early 1950s to serve visitors and foreign institutions such as embassies and consulates. The Group also owns 42 Haulian department stores, more than 80 supermarkets and many smaller stores throughout China.

The agreement calls for the Group initially to identify its highest-traffic locations to provide in-store sites for LJI’s eMotion galleries. LJI and the Group also plan to set up a partnership to open 200 ministores in 2-5 years throughout China.

LJI, through its iBBC unit, has been operating eMotion Gallery kiosks since June 2001. The kiosks serve a dual function, displaying LJI jewelry products for sale on the spot or enabling customers to order items online for next-day delivery. The Company now has approximately 50 such outlets currently operating in North America.

The signing of the agreement with China Commerce Group follows close on other significant developments in LJI’s China growth strategy. On January 8, 2004, the Company announced that it had received approval for its expansion from the Chinese government. On January 6, 2004, it announced the upcoming opening of its first showroom in Hong Kong’s jewelry district, where it will display its high-end product lines.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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